1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

June 6, 2011

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (“Trust”)
(Securities Act File No. 92935;
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 521

Dear Ms. Cole:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 521 to the Trust’s Registration Statement, filed on April 11, 2011 on behalf of its series iShares Floating Rate Note Fund (the “Fund”) pursuant to Rule 485(a) under the 1933 Act. The comments were provided in a telephone conversation on May 26, 2011. For your convenience, your comments are set forth below and each comment is followed by our response.

Comment No. 1: The exchange ticker symbol and the principal U.S. market or markets on which the Fund’s shares are traded should appear on the cover page, not the first page.

Response: The Fund’s exchange ticker symbol and the principal U.S. market or markets on which the Fund’s shares are traded will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. As the Trust has previously noted, the Trust also plans to disclose the Fund’s exchange ticker symbol and the principal U.S. market or markets on which the Fund’s shares are traded in the heading of the Fund’s summary section.

Comment No. 2: The parenthetical reference to the underlying index in the investment objective should be deleted and placed elsewhere in the prospectus.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

June 6, 2011

Response: The Trust respectfully believes that the current disclosure, which defines the Barclays Capital US Floating Rate Note < 5 Years Index as the “Underlying Index”, is appropriate. Form N-1A and the instructions to Form N-1A do not prohibit the use of defined terms in the investment objective of the Fund.

Comment No. 3: Please confirm that the Fund will meet the generic listing standards.

Response: The Trust confirms that the Fund will meet the generic listing standards upon commencement of the Fund’s operations.

Comment No. 4: The Trust should include a separate risk of floating rate notes as a principal risk of the Fund.

Response: The Trust has revised the heading of the Section entitled Interest Rate Risk to Floating Rate Notes Risk to clarify that it covers risks related to floating rate notes.

Comment No. 5: Investment strategies for the Fund should include non-U.S. issuers if non-U.S. issuers risk is identified as a principal risk of the Fund.

Response: The Trust will note the Fund’s investment in non-U.S. issuers in the section “Principal Investment Strategies” if non-U.S. issuers risk remains a principal risk of the Fund.

Comment No. 6: In accordance with the SEC staff letter on derivatives disclosure dated July 30, 2010 from Barry D. Miller, Associate Director of the Office of Legal and Disclosure, to Karrie McMillan, General Counsel of the Investment Company Institute, the Trust should identify the derivative instruments in which the Fund will principally invest and the risks associated with each identified derivative instrument.

Response: The Fund will not principally invest in any derivative instrument. Therefore, the Trust will remove derivatives risk as a principal risk of the Fund in the prospectus. When and if the Fund commences investing in derivative instruments to the extent to which derivatives become a principal risk, the Trust will identify the derivative instruments in which it will principally invest and the risks associated with each derivative instrument.

Comment No. 7: Please confirm that the variable transaction fee and the standard transaction fee that may be charged on redemption transactions will not amount to more than 2% of the redemption.

Response: The Trust confirms that the variable transaction fee and the standard transaction fee for the Fund will not amount to more than 2% of the amount being redeemed and has clarified this disclosure in the Statement of Additional Information.

Comment No. 8: Please state the basis for charging a fee for creations. In particular, Rule 22c-1 of the Investment Company Act of 1940 states that no registered investment company shall sell any security “except at a price based on the current net asset value of such security that is next computed after receipt of a tender of the security for redemption or of an order to purchase or sell the security.”

Securities and Exchange Commission

June 6, 2011

Response: Commonly known as the “forward pricing rule,” Rule 22c-1 requires that a registered investment company sell its shares based on the current net asset value that is next computed after receipt of the order to purchase the shares. The effect of the rule is to prohibit the practice of selling shares at a price based on a previously established net asset value. The Fund will sell its shares in accordance with Rule 22c-1, which will be based on the net asset value that is next computed after receipt of the order to purchase the shares. Rule 22c-1 does not require an investment company to sell its shares “at the current net asset value,” but rather “based on the current net asset value” (emphasis added).

Section 22(d) of the Investment Company Act of 1940 states that a registered investment company must sell its shares at a current public offering price described in the prospectus. The SEC and its staff have long interpreted these sections to permit a registered investment company to sell its shares subject to sales loads or transaction fees and thousands of funds have done so. Furthermore, the exemptive order on which the Fund will rely specifically contemplates that the Fund may charge a fee in connection with creation transactions.

*****

The Trust has authorized us to represent that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1138.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer
Andrew Josef